As filed with the Securities and Exchange Commission on October 1, 2007.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

BARCLAYS PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

England

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of Barclays plc	200,000,000 American Depositary Shares	$5.00	$10,00,000	$307.00

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of July 16, 2002 among Barclays PLC, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 1, 2007.

Legal entity created by the agreement for the issuance of depositary shares representing  ordinary shares of Barclays plc.

By:

The Bank of New York,

As Depositary

By:

/s/ Keith G. Galfo

Name: Keith G. Galfo

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Barclays PLC has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on October 1, 2007.

BARCLAYS PLC

By:  /s/ Christopher Lucas

       Name:  Christopher Lucas

       Title:    Group Finance Director

Each person whose signature appears below hereby constitutes and appoints any Director of Barclays PLC, Company Secretary or the Deputy Company Secretary and each of them (with full power in each of them to act alone) his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 1, 2007.

/s/ Marcus Agius	Chairman
Marcus Agius	(Chairman of the Board)

/s/ John Varley	Group Chief Executive
John Varley	(Board and Executive Committee member) (principal executive officer)

_________________________	President, Barclays PLC and CEO of Investment Banking and Investment Management
Robert E. Diamond, Jr.	(Board and Executive Committee member)

_________________________	Group Vice Chairman
Gary Hoffman	(Board member)

/s/ Christopher Lucas	Group Finance Director
Christopher Lucas	(Board and Executive Committee member) (principal financial and accounting officer)

/s/ Frederik Seegers	Chief Executive, Global Retail and Commercial Banking
Frederik Seegers	(Board and Executive Committee member)

/s/ David G. Booth	Non-Executive Director
David G. Booth	(Board member)

/s/ Sir Richard Broadbent	Senior Independent Director
Sir Richard Broadbent	(Board member)

/s/ Leigh Clifford	Non-Executive Director
Leigh Clifford	(Board member)

/s/ Fulvio Conti	Non-Executive Director
Fulvio Conti	(Board member)

/s/ Daniël Cronjé	Non-Executive Director
Dr. Daniël Cronjé	(Board member)

/s/ Professor Dame Sandra Dawson	Non-Executive Director
Professor Dame Sandra Dawson	(Board member)

/s/ Sir Andrew Likierman	Non-Executive Director
Sir Andrew Likierman	(Board member)

/s/ Sir Nigel Rudd	Deputy Chairman
Sir Nigel Rudd	(Board member)

/s/ Stephen Russell	Non-Executive Director
Stephen Russell	(Board member)

/s/ Sir John Sunderland	Non-Executive Director
Sir John Sunderland	(Board member)

/s/ James Walker
James Walker	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of July 16, 2002, among Barclays PLC, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Rule 466 Certification.